Exhibit 2.1

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Mogo, Inc. (“Mogo,” the “Company,” “we,” “us” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Securtities and Exchange Act of 1934.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	MOGO	The NASDAQ Stock Market LLC

Description of Common Shares

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles ("Articles").

Our authorized share capital consists of an unlimited number of Common Shares.

Dividend Policy

The holders of Common Shares are entitled to receive distributions as and when declared from time to time on the Common Shares by Mogo’s board of directors (the “Board”), acting in its sole discretion, out of the Company's assets properly available for the payment of dividends.

The Company intends to reinvest all future earnings in order to finance the development and growth of its business. As a result, the Company does not intend to pay dividends on the Common Shares in the foreseeable future. The declaration of any future dividends by the Board will be dependent on the Company's earnings, liquidity position, financial condition and capital requirements, as well as any other factors deemed relevant by the Board.

Voting

Each Common Share entitles its holder to notice of and to one vote at all meetings of the Company's shareholders. Each Common Share is also entitled to receive dividends if, as and when declared by the Board. Holders of Common Shares are, subject to the rights and priorities of holders of Preferred Shares, entitled to participate in any distribution of the Company's net assets upon liquidation, dissolution or winding-up of the Company on an equal basis per Common Share.

Advance Notice Provisions

We have included certain advance notice provisions with respect to the election of our directors in our Articles (the "Advance Notice Provisions"). The Advance Notice Provisions are

intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days and not more than 65 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the "Notice Date") is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date.

Right to Receive Liquidation Distributions.

In the event of the liquidation or dissolution of the Company, holders of Common Shares are entitled to receive pro rata all of the assets of the Company remaining for distribution after the distribution to the holders of the Preference shares, in accordance with the preference on liquidation, dissolution or winding-up accorded to the holders of the Preference shares.

No Preemptive or Similar Rights.

Holders of Common Shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Shares.